Via Fax & U.S. Mail				March 3, 2008

Ms. Catherine D`Amico
Executive Vice President -Finance
Treasure and Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615



Re: Monro Muffler Brake, Inc.
  Form 10-K for the year ended March 31, 2007
   File No. 0-19357

Dear Ms. D`Amico:


	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


				  				Sincerely,



								Linda Cvrkel
								Branch Chief